UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

   (MARK ONE)

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM ___________ TO _________

                         COMMISSION FILE NUMBER 0-24068

                                _________________


A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMES BELOW: CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN.

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: CONSOLIDATED GRAPHICS, INC., 5858 WESTHEIMER, SUITE 200, HOUSTON, TEXAS 77057.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN

                                      INDEX

                                                                  PAGE

Independent Auditors' Report                                        1


Statement of Net Assets Available for Benefits -
    December 31, 1998 and 1997                                      2


Statement of Changes in Net Assets Available for Benefits with
    Fund Information - Year ended December 31, 1998                 3


Notes to Financial Statements                                       4


SUPPLEMENTAL SCHEDULES


1    Item 27a - Schedule of Assets Held for Investment Purposes-
      December 31, 1998                                             9

2    Item 27d - Schedule of Reportable Transactions-
        Year ended December 31, 1998                               10

3    Item 27e - Schedule of Nonexempt Transactions-
        Year ended December 31, 1998                               11

Signature                                                          12

EXHIBIT

Consent of Independent Auditors

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Consolidated Graphics, Inc.
     Employee 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits with fund information for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits with fund information of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Houston, Texas
July 9, 1999

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                 December 31,
                                                           1998               1997
                                                       -----------       -----------
Assets:
    Cash - interest bearing ........................   $     4,475       $     1,036

    Investments - at fair value:
       Consolidated Graphics, Inc. Common Stock ....     3,102,953 *         728,292 *
       Janus Worldwide .............................     3,759,583 *       1,100,610 *
       U.S. Global Resources .......................       367,765           205,229
       Bonnel Growth ...............................     3,480,771 *       1,052,498 *
       Dreyfus S&P 500 Index .......................     4,535,458 *         792,155 *
       Janus Flexible Income .......................     1,043,682 *         275,747
       U.S. Government Securities Savings ..........     1,371,824 *       1,309,074 *

    Participant  notes  receivable - at cost .......       336,456           141,136
                                                       -----------       -----------

             Total investments .....................    17,998,492         5,604,741
                                                       -----------       -----------

    Participants' contributions receivable .........       160,537           111,611

    Investment income receivable ...................        21,793              --
                                                       -----------       -----------

             Total assets ..........................    18,185,297         5,717,388
                                                       -----------       -----------

Liabilities:
    Contributions payable ..........................         7,910              --
    Trustee fees payable ...........................          --                 455
                                                       -----------       -----------

             Total liabilities .....................         7,910               455
                                                       -----------       -----------

     Net assets available for benefits .............   $18,177,387       $ 5,716,933
                                                       ===========       ===========

* Represents 5% or more of net assets available for benefits


                See accompanying notes to financial statements.

                          CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          YEAR ENDED DECEMBER 31, 1998

                                                              CONSOLIDATED
                                                CASH -        GRAPHICS, INC.                       U.S.
                                               INTEREST          COMMON            JANUS          GLOBAL           BONNEL
                                               BEARING           STOCK           WORLDWIDE       RESOURCES         GROWTH
                                              -----------      -----------      -----------      ---------      -----------
Additions to net assets attributed to:
  Dividend and interest income ..........     $     3,702      $      --        $    18,215      $  49,960      $   109,457
  Realized gains (losses) ...............            --             60,195           42,865        (30,528)          29,894
  Unrealized gains (losses) .............            --            728,658          391,780       (165,237)         417,660
  Contributions:
    Employees ...........................         619,425           (5,450)         737,563        141,059          731,610
    Rollovers from other plans ..........         558,083             --            453,967         73,496          802,338
    Plan mergers ........................         480,296             --          1,223,981        115,999          626,710
                                              -----------      -----------      -----------      ---------      -----------
        Total additions .................       1,661,506          783,403        2,868,371        184,749        2,717,669
                                              -----------      -----------      -----------      ---------      -----------

Deductions from net assets attributed to:
  Benefits and withdrawals ..............             236          200,219          180,591         20,006          185,393
  Trustee fees ..........................            --                 94              794             95              718
                                              -----------      -----------      -----------      ---------      -----------
        Total deductions ................             236          200,313          181,385         20,101          186,111
                                              -----------      -----------      -----------      ---------      -----------
        Net increase before
         interfund transfers and other ..       1,661,270          583,090        2,686,986        164,648        2,531,558

Interfund transfers and other ...........      (1,634,668)       1,789,474             (469)         1,110          (59,188)
                                              -----------      -----------      -----------      ---------      -----------
        Net increase (decrease) in net
         assets available for benefits ..          26,602        2,372,564        2,686,517        165,758        2,472,370

Net assets available for benefits:
Beginning of year .......................           1,036          728,292        1,100,610        205,229        1,052,498
                                              -----------      -----------      -----------      ---------      -----------
End of year .............................     $    27,638      $ 3,100,856      $ 3,787,127      $ 370,987      $ 3,524,868
                                              ===========      ===========      ===========      =========      ===========

                                                                             U.S.
                                             DREYFUS         JANUS        GOVERNMENT     PARTICIPANT
                                             S&P 500        FLEXIBLE      SECURITIES       NOTES
                                              INDEX          INCOME        SAVINGS       RECEIVABLE      OTHER           TOTAL
                                            ----------    -----------    -----------      --------     ---------      ------------
Additions to net assets attributed to:
  Dividend and interest income ..........   $   44,121    $    44,121    $    46,488      $   --       $    --        $    316,064
  Realized gains (losses) ...............       35,757            855           --            --            --             139,038
  Unrealized gains (losses) .............      578,391         15,163           --            --            --           1,966,415
  Contributions:
    Employees ...........................      808,076        182,557        103,143          --            --           3,317,983
    Rollovers from other plans ..........    1,248,484        296,188        363,804        56,881          --           3,853,241
    Plan mergers ........................    1,166,858        295,970        647,932          --            --           4,557,746
                                            ----------    -----------    -----------      --------     ---------      ------------
        Total additions .................    3,881,687        834,854      1,161,367        56,881          --          14,150,487
                                            ----------    -----------    -----------      --------     ---------      ------------

Deductions from net assets attributed to:
  Benefits and withdrawals ..............      164,673         31,096        789,840        39,584          --           1,611,638
  Trustee fees ..........................          904            391            591          --            --               3,587
                                            ----------    -----------    -----------      --------     ---------      ------------
        Total deductions ................      165,577         31,487        790,431        39,584          --           1,615,225
                                            ----------    -----------    -----------      --------     ---------      ------------
        Net increase before
         interfund transfers and other ..    3,716,110        803,367        370,936        17,297          --          12,535,262

Interfund transfers and other ...........       71,661        (11,219)      (298,376)      178,023      (111,156)          (74,808)
                                            ----------    -----------    -----------      --------     ---------      ------------
        Net increase (decrease) in net
         assets available for benefits ..    3,787,771        792,148         72,560       195,320      (111,156)       12,460,454

Net assets available for benefits:
Beginning of year .......................      792,155        275,747      1,309,074       141,136       111,156         5,716,933
                                            ----------    -----------    -----------      --------     ---------      ------------

End of year .............................   $4,579,926    $ 1,067,895    $ 1,381,634      $336,456     $    --        $ 18,177,387
                                            ==========    ===========    ===========      ========     =========      ============

                See accompanying notes to financial statements.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



(1)   DESCRIPTION OF PLAN

     The following description of the Consolidated Graphics, Inc. (the "Company") Employee 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (A)  GENERAL

          The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time employees of the Company and its participating subsidiaries who have completed one year of service (including a minimum of 1,000 hours of service during such period) and are age nineteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          During 1998, the Company executed three asset transfer agreements to merge the 401(k) plans of acquired printing businesses into the Plan. The following plans were merged into the Plan as of the following dates:


                              PLAN NAME                             DATE
          -----------------------------------------------     -----------------

          Garner Printing Savings Plan                        April 9, 1998

          Walnut Circle Press, Inc. 401(k) Plan               September 30, 1998

          Employees Savings Plan and Trust of Delmar and
            Certain Other Divisions of Continental
            Graphics Corporation                              October 22, 1998


          The Plan is administered by the Company's Retirement Committee. Security Trust & Financial Company serves as the Plan trustee and custodian. Plan administrative expenses are paid by the Company.

     (B)  CONTRIBUTIONS

          Each year, participants may contribute from 1 percent to 15 percent of their pretax annual compensation not to exceed $10,000, as defined in the Plan agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan also provides for discretionary employer matching, not exceeding 6 percent of annual compensation. Additional amounts may also be contributed by the employer at the option of the Company's board of directors. During 1998, the Company made no discretionary contributions to the Plan.

     (C)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contribution and allocations of (i) Plan earnings and (ii) discretionary contributions by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested interest in his or her account.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     (D)  VESTING

          Participants are immediately vested in their contributions plus actual earnings thereon and qualified employer matching contributions. The vesting of certain discretionary contributions made by the employer plus earnings and losses thereon is based on years of continuous service. A participant vests at a rate of 20 percent per year until fully vested after five years of credited service.

     (E)  INVESTMENT OPTIONS

          Upon enrollment in the Plan, a participant may direct contributions in 1 percent increments in any of seven investment options.

              o CONSOLIDATED GRAPHICS, INC. COMMON STOCK - Invests in the Company's common stock.

              o JANUS WORLDWIDE FUND - A diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issues.

              o U.S. GLOBAL RESOURCES FUND - Seeks long-term growth of capital, while providing protection against inflation and monetary instability by investing in natural resource-related companies around the globe.

              o BONNELL GROWTH FUND - Seeks long-term growth of capital by investing primarily in the common stocks of domestic and foreign small to midsize capital companies.

              o DREYFUS S&P 500 INDEX FUND - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Price Index.

              o JANUS FLEXIBLE INCOME FUND - A diversified fund that seeks current income and long-term growth of capital by investing primarily in income-producing equity securities.

              o U.S. GOVERNMENT SECURITIES SAVINGS FUND - Seeks to preserve capital and generate income by investing exclusively in short-term securities backed by the United States government or its agencies.

         Participants may change their investment options at any time.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     (F)  PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable fund. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest payments are made by means of payroll withholdings according to the terms of the promissory note.

     (G)  PAYMENT OF BENEFITS

          Upon termination of services due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments as requested by the employee. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     (H)  FORFEITED ACCOUNTS

          During 1998, there were nine forfeited nonvested accounts totaling $3,000 which were used to reduce trustee fees.

(2)  SUMMARY OF ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from those estimates.

      (B) INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (C)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



(3)  PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are in funds managed by the Plan trustee. In addition, the Plan invests in the Company's common stock, as well as participant notes receivable. These transactions qualify as party-in-interest transactions.

(4)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(5)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1997:

              Net assets  available  for benefits
                per the financial statements ....     $ 5,716,933
              Amounts allocated to withdrawing
                participants ....................          (5,254)
                                                      -----------

                     Net assets available for
                       benefits per the Form 5500     $ 5,711,679
                                                      ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 1998:


              Benefits paid to participants  per
                the financial  statements ......     $ 1,611,638
              Less: Amounts allocated to
                withdrawing participants
                at December 31, 1997 ...........          (5,254)
                                                     -----------

                     Benefits paid to
                       participants per the
                       Form 5500 ...............     $ 1,606,384
                                                     ===========

(6)  TAX STATUS

     The Plan agreement is based on a standardized prototype plan developed by the Plan trustee. The prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated October 20, 1993. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC) and accordingly, that the Plan is tax-exempt.

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



(7)  PROHIBITED TRANSACTIONS AND OTHER

     On one occasion during the 1998 Plan year, participant 401(k) contributions were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants. In each case, such contributions were subsequently contributed to the trust for the Plan along with earnings calculated from such fifteenth business day to the date such contributions were deposited in the trust. In addition, the Company is preparing and intends to file IRS Form 5330 to pay the excise tax associated with such late contributions.

     The 401(k) contributions of seven participants exceeded the limitation under IRC Section 402(g) for the 1998 Plan year. The excess deferrals (including earnings) of five of such participants were distributed by April 15, 1999. The excess deferrals (including earnings) of the other two participants will be distributed to such participants in accordance with the Administrative Policy Regarding Self Correction under Revenue Procedure 98-22. The correction will be made in accordance with the SVP standardized correction method set forth in Section .04 of Appendix A to Revenue Procedure 98-22.

     The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 1998 Plan year. To comply with such nondiscrimination test, the Company will either (i) make a qualified nonelective contribution allocable to non-highly compensated employees in an amount sufficient to satisfy the nondiscrimination test or (ii) distribute the excess contributions, including any income attributable thereto, to highly compensated employees by December 31, 1999. If the excess contributions are distributed to highly compensated employees, the Company will file IRS Form 5330 to pay the excise tax attributable to such excess contributions.

(8)  YEAR 2000 (UNAUDITED)

     The Plan could be adversely affected if the computer systems and those of service providers used by the Plan or the Plan trustee do not properly process and calculate date related information from and after January 1, 2000. This is commonly known as the "Year 2000 Issue." The Company is taking steps that it believes are reasonably designed to address the Year 2000 Issue with respect to its computer systems and is obtaining satisfactory assurances that comparable steps are being taken by each of the Plan's major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any material adverse effect on the Plan's activities and, accordingly, its net assets available for benefits and changes therein.

(9)  SUBSEQUENT EVENT

     On July 9, 1999, the Company executed an asset transfer agreement to merge Carty Enterprises, Inc. Profit Sharing/Section 401(k) Plan and Trust into the Plan.

                                                                      SCHEDULE 1


                        CONSOLIDATED GRAPHICS, INC.
                       EMPLOYEE 401(k) SAVINGS PLAN
        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1998


                                                                                                              CURRENT
         IDENTITY OF ISSUER                     DESCRIPTION OF INVESTMENT                   COST               VALUE
---------------------------------------     ---------------------------------          ------------         -------------
Security Trust and Financial Company *       Cash - interest bearing                   $      4,475         $      4,475

Consolidated Graphics, Inc.*                 Consolidated Graphics, Inc.
                                              Common Stock                                2,281,445            3,102,953

Security Trust and Financial Company *       Janus Worldwide                              3,369,763            3,759,583

Security Trust and Financial Company *       U.S. Global Resources                          565,392              367,765

Security Trust and Financial Company *       Bonnel Growth                                3,131,503            3,480,771

Security Trust and Financial Company *       Dreyfus S&P 500 Index                        3,902,352            4,535,458

Security Trust and Financial Company *       Janus Flexible Income                        1,033,145            1,043,682

Security Trust and Financial Company *       U.S. Government Securities
                                                 Savings                                  1,371,824            1,371,824

                                             Participant notes receivable,
                                                 with terms ranging from
                                                 1-5 years, interest at
                                                 7.75% per year*                            336,456              336,456
                                                                                       ------------         ------------
                                                                                       $ 15,996,355         $ 18,002,967
                                                                                       ============         ============

*  Represents party-in-interest transactions.


                 See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                         CONSOLIDATED GRAPHICS, INC.
                         EMPLOYEE 401(k) SAVINGS PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1998


                                                                                                                         NET
                                                          PURCHASE         SELLING                    CURRENT            GAIN/
  IDENTITY OF ISSUER            DESCRIPTION OF ASSET       PRICE            PRICE          COST        VALUE            (LOSS)
----------------------        ------------------------   ----------      -----------    ----------   ----------       -----------
Security Trust and
  Financial Company*                 Cash                 $     -               -             -       2,426,015 **           -

Security Trust and
  Financial Company*                 Cash                       -               -             -       1,762,464 **           -

Security Trust and
  Financial Company*                 Cash                       -               -             -         369,756 **           -



*  Represents party-in-interest transactions.
** Represents rollovers from plan mergers.


                 See accompanying independent auditors' report.

                                                                      SCHEDULE 3

                           CONSOLIDATED GRAPHICS, INC.
                          EMPLOYEE 401(K) SAVINGS PLAN
                 ITEM 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1998


                                              DESCRIPTION OF TRANSACTIONS
 IDENTITY OF      RELATIONSHIP TO PLAN,     INCLUDING MATURITY DATE, RATE OF
    PARTY          EMPLOYER OR OTHER         INTEREST, COLLATERAL, PAR OR
  INVOLVED         PARTY-IN-INTEREST               MATURITY VALUE                 PURCHASE PRICE    SELLING PRICE
--------------    ---------------------     ---------------------------------     ---------------   --------------
Consolidated       Employer/
Graphics, Inc.     Plan Sponsor               *                                     **                **


 IDENTITY OF                       EXPENSES INCURRED                        CURRENT       NET GAIN OR
    PARTY                          IN CONNECTION WITH                       VALUE OF    (LOSS) ON EACH
  INVOLVED        LEASE RENTAL       TRANSACTION          COST OF ASSET      ASSET        TRANSACTION
--------------    -------------   --------------------    -------------   -----------   ---------------
Consolidated
Graphics, Inc.      **               $0                     $3,069            **           **




* Due to a late contribution of participant deferrals to the Plan, the Plan was considered to have loaned assets to the employer. The loan commenced on January 16, 1998 and was refunded on November 2, 1998. The principal amount was $2,881 and the deemed interest rate was 7.87% annualized; therefore, the amount involved is $3,069. The transaction was corrected when the loan was repaid with interest. The employer is preparing and will file Form 5330 to pay the excise tax associated with the transaction.

**   Not applicable


                 See accompanying independent auditors' report.

                                    SIGNATURE


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                        Consolidated Graphics, Inc. Employee 401(k) Savings Plan


                                        By: /s/   RONALD E. HALE, JR.
                                                  Ronald E. Hale, Jr.
                                       Member of the Consolidated Graphics, Inc.
                                              Employee 401(k) Savings Plan
                                                  Retirement Committee


     Date: July 14, 1999

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